Exhibit 99.1
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Condensed Consolidated Financial Information includes the unaudited pro forma condensed consolidated income statements for the six months ended June 30, 2021 and for the year ended December 31, 2020, as well as the related explanatory notes (the “Unaudited Pro Forma Condensed Consolidated Financial Information”). The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Condensed Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Unaudited Semi-Annual Condensed Consolidated Statement of Financial Position of Stellantis as of June 30, 2021. Please refer to the Unaudited Semi-Annual Condensed Consolidated Statement of Financial Position as of June 30, 2021 included in the unaudited condensed consolidated financial statements of Stellantis for the six months ended June 30, 2021 in the Semi-Annual Report on Form 6-K, furnished to the SEC on August 4, 2021.

The Unaudited Pro Forma Condensed Consolidated Financial Information presented herein is derived from (i) the Unaudited Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 included in the unaudited condensed consolidated financial statements of Stellantis for the six months ended June 30, 2021 in the Semi-Annual Report on Form 6-K, furnished to the SEC on August, 4, 2021, (ii) the consolidated statement of income included in the audited consolidated financial statements of PSA for the year ended December 31, 2020 in the Consolidated Financial Statements and Management's Discussion and Analysis of Groupe PSA on Form 6-K, furnished to the SEC on March 4, 2021, (iii) FCA’s consolidated income statement included in FCA’s audited consolidated financial statements for the year ended December 31, 2020 in the Annual Report and Form 20-F, filed with the SEC on March 4, 2021, and (iv) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto.

The historical consolidated financial statements of Stellantis, PSA and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the historical consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Condensed Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Semi-Annual Condensed Consolidated Financial Statements of Stellantis as of and for the six months ended June 30, 2021.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The preliminary purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the two periods from January 1, 2020 to December 31, 2020 and from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Condensed Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2021

	For the six months ended June 30, 2021
		Pro Forma adjustments
(€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Preliminary Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€72,610	€2,704	€2	€(6)	€75,310
Cost of revenues	58,301	2,322	(52)	(6)	60,565
Selling, general and other costs	4,550	192	(2)	—	4,740
Research and development costs	2,046	113	(40)	—	2,119
Gains on disposal of investments	2	—	—	—	2
Restructuring costs	371	—	—	—	371
Operating income/(loss)	7,344	77	96	—	7,517
Net financial expenses	217	29	(17)	—	229
Profit/(loss) before taxes	7,127	48	113	—	7,288
Tax expense	1,729	21	7	—	1,757
Share of the profit of equity method investees	402	3	—	—	405
Net profit/(loss) from continuing operations	5,800	30	106	—	5,936
Profit/(loss) from discontinued operations, net of tax	990	—	—	—	990
Net profit/(loss)	€6,790	€30	€106	€—	€6,926

Net profit/(loss) attributable to:
Owners of the parent	€6,780	€30	€106	€—	€6,916
Non-controlling interests	€10	€—	€—	€—	€10

Net profit/(loss) from continuing operations
Owners of the parent	€5,790	€30	€106	€—	€5,926
Non-controlling interests	€10	€—	€—	€—	€10

Earnings per share:
Basic earnings per share	€2.17				€2.21
Diluted earnings per share	€2.11				€2.16

Earnings per share from continuing operations:
Basic earnings per share	€1.85				€1.90
Diluted earnings per share	€1.81				€1.85
The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

	For the year ended December 31, 2020
		Pro Forma adjustments
(€ million, except per share amounts)	PSA Historical Condensed (as adjusted)	FCA Historical Condensed	Preliminary Purchase Price Allocation	Other adjustments	Pro Forma Financial Information
	Note 1	Note 2	Note 3	Note 4
Net revenues	€47,657	€86,676	€110	€(510)	€133,933
Cost of revenues	38,251	75,962	(1,266)	(709)	112,238
Selling, general and other costs	3,922	5,501	(52)	25	9,396
Research and development costs	2,231	2,979	(960)	301	4,551
Gains on disposal of investments	172	4	—	—	176
Restructuring costs	416	73	—	—	489
Operating income/(loss)	3,009	2,165	2,388	(127)	7,435
Net financial expenses	94	993	(380)	(35)	672
Profit before taxes	2,915	1,172	2,768	(92)	6,763
Tax expense	504	1,332	240	8	2,084
Share of the profit of equity method investees	(74)	184	—	—	110
Net profit from continuing operations	2,337	24	2,528	(100)	4,789
Profit/(loss) from discontinued operations, net of tax	(315)	—	—	—	(315)
Net profit/(loss)	€2,022	€24	€2,528	€(100)	€4,474

Net profit/(loss) attributable to:
Owners of the parent	€2,173	€29	€2,512	€(100)	€4,614
Non-controlling interests	€(151)	€(5)	€16	€—	€(140)

Net profit/(loss) from continuing operations attributable to:
Owners of the parent	€2,353	€29	€2,512	€(100)	€4,794
Non-controlling interests	€(16)	€(5)	€16	€—	€(5)

Earnings per share:
Basic earnings per share	€2.45				€1.48
Diluted earnings per share	€2.33				€1.43

Earnings per share from continuing operations:
Basic earnings per share	€2.65				€1.54
Diluted earnings per share	€2.52				€1.48
The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Information.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis / PSA Historical Condensed (as adjusted)
This column represents the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and the PSA Historical Condensed Income Statement (as adjusted) for the year ended December 31, 2020, which is derived from the historical consolidated statement of income of PSA for the year ended December 31, 2020.

In accordance with IFRS 3, PSA was determined to be the acquirer for accounting purposes, therefore, the year ended December 31, 2020 represents the continuing operations of PSA. The following table presents the reclassifications and other adjustments, including the deconsolidation of Faurecia, made to the historical consolidated income statement of PSA for the year ended December 31, 2020 to arrive at the PSA Historical Condensed (as adjusted) figures presented in the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2020.

PSA Consolidated income statement	Note	Year ended December 31, 2020 (as previously reported)	Reclassifications	Faurecia discontinued operations	Year ended December 31, 2020 (as adjusted)	Stellantis Consolidated income statement
(€ million, except per share amounts) Continuing operations
Revenue		€60,734	€—	€(13,077)	€47,657	Net revenues
Cost of goods and services sold	(i), (ii), (iii)	49,584	527	(11,860)	38,251	Cost of revenues
Selling, general and administrative expenses	(i), (iii)	5,019	(368)	(729)	3,922	Selling, general and other costs
Research and development expenses	(ii)	2,446	128	(343)	2,231	Research and development costs
	(iii)	—	352	(180)	172	Gains on disposal of investments
Restructuring costs		696	—	(280)	416	Restructuring costs
Impairment of CGUs	(ii)	367	(367)	—	—
Other operating expense (income)	(iii)	(432)	432	—	—
Operating income (loss)		3,054	—	(45)	3,009	Operating income/(loss)
Financial expenses	(iv)	497	(497)	—	—
Financial income	(iv)	(180)	180	—	—
Net financial expense (income)	(iv)	—	317	(223)	94	Net financial expenses
Income (loss) before tax of fully consolidated companies		2,737	—	178	2,915	Profit before taxes
Current taxes	(v)	644	(644)	—	—
Deferred taxes	(v)	(16)	16	—	—
Income taxes	(v)	—	628	(124)	504	Tax expense
Share in net earnings of equity method investments		(87)	—	13	(74)	Share of the profit of equity method investees
Consolidated profit (loss) from continuing operations		2,022	—	315	2,337	Net profit from continuing operations
Attributable to Owners of the parent		2,173	(2,173)	—	—
Attributable to Non-controlling interests		(151)	151	—	—
Consolidated profit (loss) from discontinued operations		—	—	(315)	(315)	Profit from discontinued operations, net of tax
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		€2,022	€—	€—	€2,022	Net profit
						Net profit/(loss) attributable to:
Attributable to Owners of the parent		2,173	€—	€—	€2,173	Owners of the parent
Attributable to Non-controlling interests		(151)	€—	€—	€(151)	Non-controlling interests
						Net profit/(loss) from continuing operations attributable to:
Attributable to Owners of the parent		€—	€2,173	€180	€2,353	Owners of the parent
Attributable to Non controlling interests		€—	€(151)	€135	€(16)	Non-controlling interests

Earnings per share:						Earnings per share:
Basic earnings per €1 par value share - attributable to Owners of the parent		€2.45			€2.45	Basic earnings per share
Diluted earnings per €1 par value share - attributable to Owners of the parent		€2.33			€2.33	Diluted earnings per share
Earnings per share for Net profit from continuing operations:						Earnings per share from continuing operations:
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€2.45			€2.65	Basic earnings per share
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent		€2.33			€2.52	Diluted earnings per share

The following reclassifications have been made to align PSA’s historical income statement for the year ended December 31, 2020 with Stellantis’ presentation following the merger.
i.Reclassification of warranty expense from Selling, general and administrative expenses to Cost of goods and services sold.
ii.Reclassification of impairment expense from Impairment of CGUs to Cost of revenues and Research and development expenses.
iii.Reclassification of Other operating income (expense) to Gain on disposal of investments, Cost of revenues and Selling general and other costs.
iv.Combination of Financial income and Financial expense into Net financial expenses.
v.Combination of Current taxes, Deferred taxes and Income Taxes into Tax expense.
Note 2 – FCA Historical
This column represents FCA’s results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records as well as the FCA consolidated income statement included in FCA’s audited consolidated financial statements for the year ended December 31, 2020. In order to conform to the income statement presentation of Stellantis in its Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2021. Results from investments related to equity method investments are reclassified to Share of the profit of equity method investees, and Results from Investments other than equity method investments are reclassified to Net financial expenses.
Note 3 – Preliminary Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Condensed Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The fair values assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill. Refer to Note 2, Scope of Consolidation, within the Semi-Annual Condensed Consolidated Financial Statements.
The Unaudited Pro Forma Condensed Consolidated Financial Information reflects the effects of the preliminary purchase accounting adjustments, where applicable, on the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and on the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2020 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the preliminary purchase price allocation adjustments in the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and for the year ended December 31, 2020.

For the period January 1 - 16, 2021

	January 1-16, 2021
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€2	€2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	€36	€47	€18	€5	€106
For the year ended December 31, 2020

	For the year ended December 31, 2020
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€110	€110
Cost of revenues	(4)	1,092	—	178	1,266
Selling, general and other costs	8	44	—	—	52
Research and development costs	960	—	—	—	960
Net financial expenses/(income)	—	—	462	(82)	380
Tax expenses	(90)	(28)	(74)	(48)	(240)
Net profit	€874	€1,108	€388	€158	€2,528
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million and €964 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €40 million and €960 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets, respectively, and €8 million has been recorded within Selling, general and other costs in relation to the dealer network and (4) million has been recorded within Cost of revenues in relation to reacquired rights for the year ended December 31, 2020.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million and €1,136 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €45 million and €1,092 million has been recorded within Cost of revenues and €2 million and €44 million has been recorded within Selling, general and other costs in the Unaudited Pro Forma Condensed Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million and €462 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Condensed Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million and €54 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million and €93 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million and €232 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the six months ended June 30, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma condensed consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.

Note 4 – Other Adjustments
Other adjustments mainly include the following:
•the elimination of the intercompany transactions with Sevel in the Stellantis Condensed Consolidated Income Statement for the year ended December 31, 2020 of €484 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date;
•The alignment of FCA’s accounting policies to Stellantis accounting policies resulting in a net decrease in Net profit of €100 million for the year ended December 31, 2020, primarily relating to an increase in Research and development expenditures expensed.
•the alignment of the classification of certain items to align to Stellantis’ income statement presentation.
Note 5 - Pro Forma Earnings per Share
Refer to Note 22, Earnings per share, included within the Unaudited Semi-Annual Condensed Consolidated Financial Statements for the six months ended June 30, 2021 for additional detail on the calculation of earnings per share.
Regarding the pro forma basic and diluted earnings per share from continuing operations for the year ended December 31, 2020:
(i) Pro forma weighted average number of outstanding Stellantis common shares for the year ended December 31, 2020 includes PSA weighted average number of outstanding common shares for the year ended December 31, 2020 converted with the merger exchange ratio of 1.742 and Stellantis common shares issued at the merger date;
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors, amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan.
Pro Forma Basic earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - June 30, 2021 (B)	3,123,533	3,123,533	3,123,533
Pro Forma Basic earnings per share (€ per share) (A/B)	€2.21	€1.90	€0.32

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,119,935	3,119,935	3,119,935
Pro Forma Basic earnings/(loss) per share (€ per share) (A/B)	€1.48	€1.54	€(0.06)
Pro Forma Diluted earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding (thousand), January 17 - June 30, 2021	3,123,533	3,123,533	3,123,533
Number of shares deployable for share-based compensation, January 17 - June 30, 2021 (thousand)	14,577	14,577	14,577
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,206,607	3,206,607	3,206,607
Pro Forma Diluted earnings per share (€ per share) (A/B)	€2.16	€1.85	€0.31

	Year ended December 31, 2020
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Weighted average number of shares outstanding (thousand)	3,119,935	3,119,935	3,119,935
Number of shares deployable for share-based compensation (thousand)	39,137	39,137	39,137
Equity warrants delivered to General Motors (thousand)	69,205	69,205	69,205
Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,228,277	3,228,277	3,228,277
Pro Forma Diluted earnings/(loss) per share (€ per share) (A/B)	€1.43	€1.48	€(0.05)